Fulbright & Jaworski l.l.p.
A Registered Limited Liability Partnership
666 Fifth Avenue, 31st Floor
New York, New York 10103-3198
www.fulbright.com

ssuzzan@fulbright.com	telephone:	(212) 318-3000
direct dial: (212) 318-3092	facsimile:	(212) 318-3400
September 29, 2010
VIA EDGAR AND FEDERAL EXPRESS
H. Roger Schwall, Esq.
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C., 20549
Re:	Randgold Resources Limited Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2009 Filed March 31, 2010 File No. 000-49888
Dear Mr. Schwall:
     We represent Randgold Resources Limited. This shall confirm my telephone conversation of September 29, 2010 with George K. Schuler. Randgold Resources Limited acknowledges receipt of the staff’s comment letter dated September 17, 2010 and will respond to such letter on or before October 8, 2010.
     Please do not hesitate to contact me should you have any questions.

Very truly yours,
/s/ Steven I. Suzzan
Steven I. Suzzan

cc:	George K. Schuler, Mining Engineer (Securities and Exchange Commission) D. Mark Bristow (Randgold Resources Limited) Graham Shuttleworth (Randgold Resources Limited)